1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Cynthia Beyea Cynthia.beyea@dechert.com +1 202 261 3447 Direct +1 202 261 3333 Fax

September 27, 2024

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Anu Dubey, Esq., John Kernan

Re:	Palmer Square Capital BDC Inc.

Registration Statement on Form N-2

File Numbers: 333-280961; 814-01334

Ladies and Gentlemen:

On behalf of Palmer Square Capital BDC Inc. (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) in a meeting on August 22, 2024 and via email on August 26, 2024 relating to the Company’s draft shelf registration statement on Form N-2 that was submitted to the SEC on July 23, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Amendment No. 1 to the draft registration statement on Form N-2 submitted by the Company on the date hereof (such draft registration statement being referred to herein as the “Amended Draft Registration Statement”).

PROSPECTUS

Preliminary Prospectus – Paragraph 3

1.	Comment: Please represent to the Staff that the Company will notify the Staff as soon as any Rule 424 prospectus supplement is filed to offer either convertible preferred or convertible debt so that we can review any such filings.

Response: The Company confirms that it will notify the Staff as soon as any Rule 424 prospectus supplement is filed to offer either convertible preferred or convertible debt.

September 27, 2024 Page 2

Prospectus Summary — About this Prospectus (page ii, paragraph 4)

2.	Comment: Please revise this and similar statements to carve out information that is explicitly incorporated by reference into the prospectus and SAI or supplementally explain why it would not be appropriate to do so.

“The references in this prospectus to the SEC’s website are not intended to and do not include or incorporate by reference into this prospectus the information on that website.”

Response: The Company has revised the disclosure accordingly. See page ii of the Amended Draft Registration Statement.

Prospectus Summary — Fees and Expenses (page 6)

3.	Comment: Given that the Company has accrued an incentive fee expense through the first six months of the 2024 fiscal year, please recalculate the expense example to also reflect the incentive fee or explain to us why including the incentive fee in the example would not be appropriate.

Response: The Company respectfully notes that the expense example does not reflect the incentive fee under the Advisory Agreement because, assuming a 5% annual return, it would either not be payable or have an immaterial impact on the expense amounts.

Prospectus Summary — Risk Factors (page 8)

4.	Comment: We note that the Company has entered into the CLO transaction described on page 46 of the Company’s Form 10-Q, for the period ended June 30, 2024, please consider whether any additional risk disclosure should be included to reflect any additional risks resulting from this transaction and whether the effects of leverage table required by item 8.3(b) of Form N-2 needs to be updated to reflect this transaction.

Response: The Company advises that it has included risk disclosure with respect to the CLO transaction in its most recently filed Form 10-Q for the quarter ended June 30, 2024, which is incorporated by reference into the Amended Draft Registration Statement. The Company has updated the leverage table required by Item 8.3(b) of Form N-2 to reflect the CLO transaction.

September 27, 2024 Page 3

Prospectus Summary — Management (page 17)

5.	Comment: Please identify the specific location of information in the Company’s Form 10-K that is incorporated by reference to satisfy this disclosure requirement. See Rule 411(e) of the Securities Act.

Response: The Company has revised the disclosure accordingly. See page 17 of the Amended Draft Registration Statement.

6.	Comment: Please either disclose or incorporate by reference information required by Form N-2 Item 18 (Management), Item 20 (Investment Advisory and Other Services) and Item 21 (Portfolio Managers).

Response: The Company has revised the disclosure accordingly. See pages 17, 18, 19 of the Amended Draft Registration Statement.

Prospectus Summary — Description of Common Stock (page 38)

7.	Comment: Please consider whether the section titled “transferability of common stock” in exhibit 4.1 needs to be updated given the Company’s recent listing of its Common Stock.

Response: The Company has revised the disclosure accordingly. See pages 42-47 of the Amended Draft Registration Statement.

Prospectus Summary — Incorporation by Reference (page 71, 4th bullet)

8.	Comment: Please add a hyperlink to the document containing the description of shares of common stock since the Company is incorporating it by reference. See Rule 0-4(d) under the 1940 Act.

Response: The Company has included the description of shares of common stock within the N-2 and is no longer incorporating by reference.

September 27, 2024 Page 4

Exhibit – Dechert Legal Opinion

9.	Comment: Please confirm to the Staff that the legality opinion will be consistent with Staff legal bulletin 19.

Response: The Company confirms that the legality opinion will be consistent with Staff legal bulletin 19.

Exhibit – Power of Attorney

10.	Comment: Please file a power of attorney as an exhibit to the registration statement (see Rule 483(b) under the Securities Act).

Response: The Company has added the power of attorney as a separate exhibit.

Prospectus Summary - Financials

11.	Comment: Please update the Registration Statement’s financial information, where applicable, from March 31, 2024 to June 30, 2024, and incorporate the recently filed Form 10-Q (August 8, 2024) by reference into the Registration Statement.

Response: The Company has revised the disclosure accordingly. See pages 1, 2, 3, 5, 8, 14, 23, 39, 80 of the Amended Draft Registration Statement.

*    *    *

Should you have any questions or comments, please contact the undersigned at 202.261.3447.

September 27, 2024 Page 5

Sincerely,

Cynthia Beyea

cc:	Harry S. Pangas, Dechert LLP

Christopher D. Long, Palmer Square Capital BDC Inc.

Jeffrey D. Fox, Palmer Square Capital BDC Inc.

Scott A. Betz, Palmer Square Capital BDC Inc.